Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Webcast: Update on our operations and initiatives related to the COVID-19 pandemic Itaú Unibanco Holding S.A. (“Company”) informs its stockholders and the general market that in these extraordinary times, in face of the COVID-19 pandemic, it is organizing extraordinary webcasts, in portuguese and english, to address the measures it is implementing in its operations and to support its employees, clients and society. These webcasts will not address actual or projected financial results. This information will be presented, as usual, at the 1Q20 earnings conference call. These webcasts will be held today with live audio transmission on the Investor Relations website (www.itau.com.br/investor-relations), at 9:00 am in Portuguese and at 11:00 am in English, both at Brasilia time. Participants may ask questions in writing, in real time, on the webcast. We inform that, regarding the webcast, Itaú Unibanco provides attached screens that will be presented (also to be sent to the Brazilian Securities and Exchange Commission (CVM), B3, and the Securities and Exchange Commission (SEC) in the United States). After the end of this event, the audio record will be disclosed on the Investor Relations website. We clarify that, in face of such a strong uncertainty scenario, any statements made on business prospects are indeed mere prospects, based on Management’s expectations and which may be not come to pass. These expectations are highly reliable on the COVID-19 pandemic roll-out and related impacts, among others. For this reason, these expectations are subject to change. This information strengthens our commitment to transparency with our strategic stakeholders. São Paulo (SP), April 6, 2020. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Webcast: Update on our operations and initiatives related to the COVID-19 pandemic Itaú Unibanco Holding S.A. (“Company”) informs its stockholders and the general market that in these extraordinary times, in face of the COVID-19 pandemic, it is organizing extraordinary webcasts, in portuguese and english, to address the measures it is implementing in its operations and to support its employees, clients and society. These webcasts will not address actual or projected financial results. This information will be presented, as usual, at the 1Q20 earnings conference call. These webcasts will be held today with live audio transmission on the Investor Relations website (www.itau.com.br/investor-relations), at 9:00 am in Portuguese and at 11:00 am in English, both at Brasilia time. Participants may ask questions in writing, in real time, on the webcast. We inform that, regarding the webcast, Itaú Unibanco provides attached screens that will be presented (also to be sent to the Brazilian Securities and Exchange Commission (CVM), B3, and the Securities and Exchange Commission (SEC) in the United States). After the end of this event, the audio record will be disclosed on the Investor Relations website. We clarify that, in face of such a strong uncertainty scenario, any statements made on business prospects are indeed mere prospects, based on Management’s expectations and which may be not come to pass. These expectations are highly reliable on the COVID-19 pandemic roll-out and related impacts, among others. For this reason, these expectations are subject to change. This information strengthens our commitment to transparency with our strategic stakeholders. São Paulo (SP), April 6, 2020. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations

Extraordinary Conference Call Update on our operations and initiatives 1 Corporativo | InternoExtraordinary Conference Call Update on our operations and initiatives 1 Corporativo | Interno

Agenda

1. **Overview and key initiatives**
   Candido Bracher, CEO
2. **Governance, risk and capital**
   Milton Maluhy Filho, CFO and CRO
3. **Technology and operations**
   André Sapoznik, Executive Vice-President, Operations & IT
4. **Retail Banking**
   Marcio Schettini, General Director, Retail
5. **Wholesale Banking**
   Caio Ibrahim David, General Director, Wholesale
6. **Macroeconomic Scenario**
   Mário Mesquita, Director, Macroeconomy & Research

Overview and key initiatives Candido Bracher, CEO 3 Corporativo | InternoOverview and key initiatives Candido Bracher, CEO 3 Corporativo | Interno

Itaú Unibanco Overview Our substantial investments over the years in people development and technology, both on back-office and client facing activities, made our operations more resilient to deal with crisis. Our robust governance and solid management of market, credit, liquidity, operational and capital risks allow us to fulfill our economic and social function. This is a moment to further reinforce our culture, our values and the corporate identity with our employees. We want to be part of the solution and we’re working hard towards it. We need to join forces so that everyone comes out of this crisis stronger than before. 4 Corporativo | InternoItaú Unibanco Overview Our substantial investments over the years in people development and technology, both on back-office and client facing activities, made our operations more resilient to deal with crisis. Our robust governance and solid management of market, credit, liquidity, operational and capital risks allow us to fulfill our economic and social function. This is a moment to further reinforce our culture, our values and the corporate identity with our employees. We want to be part of the solution and we’re working hard towards it. We need to join forces so that everyone comes out of this crisis stronger than before. 4 Corporativo | Interno

Itaú Unibanco Key initiatives We have defined 3 key initiatives to deal with the impacts of COVID-19 on our operations. Pillar Maintain Ensure the well-being Search for the best solutions normal operations of our workforce, clients to serve our clients under exceptional circumstances and service providers 5 Corporativo | InternoItaú Unibanco Key initiatives We have defined 3 key initiatives to deal with the impacts of COVID-19 on our operations. Pillar Maintain Ensure the well-being Search for the best solutions normal operations of our workforce, clients to serve our clients under exceptional circumstances and service providers 5 Corporativo | Interno

Key initiatives Search for the best solutions to serve our clients Customer-oriented solutions, such as offering new products and services on digital channels. Collective initiatives Individual initiatives Acting together with government, New payment terms, extended grace period, regulators, and other banks to find differentiated rates and extension of solutions that serve society in this crisis benefits. scenario. On-going discussion to adapt regulations in order to facilitate the supply of credit to companies. Encourage the use of our digital channels To support our clients at this time of social distancing. 6 Corporativo | InternoKey initiatives Search for the best solutions to serve our clients Customer-oriented solutions, such as offering new products and services on digital channels. Collective initiatives Individual initiatives Acting together with government, New payment terms, extended grace period, regulators, and other banks to find differentiated rates and extension of solutions that serve society in this crisis benefits. scenario. On-going discussion to adapt regulations in order to facilitate the supply of credit to companies. Encourage the use of our digital channels To support our clients at this time of social distancing. 6 Corporativo | Interno

Key initiatives Maintain normal operations under exceptional circumstances Ensuring operational capabilities of branches, call center and administrative areas. Infrastructure Reduced in-branch personnel Capable of supporting our operations in a In order to reduce movement of people and remote environment at this time of social ensure the well-being of our clients, employees distancing. and service providers. Secure environment Branches opening hours Equipment and systems operating within Reduced hours, with exclusive time slots for the bank's corporate security profile. clients within the risk groups. 7 Corporativo | InternoKey initiatives Maintain normal operations under exceptional circumstances Ensuring operational capabilities of branches, call center and administrative areas. Infrastructure Reduced in-branch personnel Capable of supporting our operations in a In order to reduce movement of people and remote environment at this time of social ensure the well-being of our clients, employees distancing. and service providers. Secure environment Branches opening hours Equipment and systems operating within Reduced hours, with exclusive time slots for the bank's corporate security profile. clients within the risk groups. 7 Corporativo | Interno

Key initiatives

Ensure the well-being of our workforce

Prevent the spread of COVID-19 and preserve the physical, mental and financial health of our employees.

Remote work

~40 thousand employees working from home.

Risk Mitigation

Exemption of at-risk group, remote work, readjustment of call center, intense cleaning, use of personal protection equipment and new layouts.

Job Stability

Suspension of terminations without cause.

Early Payment of the 13th salary*

To help our employees, in April 2020.

Serving and guiding

Intense communication about COVID-19 and our individual role.

Large-scale gatherings and meetings

Suspended or conducted remotely, since the crisis began.

* The 13th salary is an extra salary paid to employees in Brazil by the end of the year.

Corporativo | Interno

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Itaú Unibanco

We want to be part of the solution

Donations totaling approximately R$250 million.

Itaú Unibanco donations

Through Fundação Itaú para Educação e Cultura and Instituto Unibanco for:

- Hospitals: Municipal Moyses Deutsch SP, Fiocruz RJ and emergency of Grajaú, Pacaembu and Anhembi.
- 3D printing of 2,000 mechanical ventilators on the Anestech and Hefest platform in partnership with Embraer.
- Acquisition of 190 respirators.
- Purchase of essential items: 800 thousand masks and 7,146 kg of hand sanitizer and other items.
- Aid to 81,000 families (324,000 people), with food and hygiene basket.
- Support for organizations and micro and nano entrepreneurs.

Donations in a joint initiative with Bradesco and Santander

- 5 million coronavirus fast detection tests.
- 15 million masks to be donated to the government and also to vulnerable communities.

#LeiaEmCasa

Special edition of the "Leia para uma Criança" (Read for a Child) program for home entertainment for children in quarantine.

Corporativo | Interno

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Governance, risk management and capital Milton Maluhy Filho, CFO and CRO 10 Corporativo | InternoGovernance, risk management and capital Milton Maluhy Filho, CFO and CRO 10 Corporativo | Interno

Itaú Unibanco Risk management Consolidated and tested policies, processes and systems. Our structure to Risk appetite manage risks 5 dimensions guide our decision making for many years, defining the level of the st risks acceptable to our organization. 1 line of defense Business Areas. nd 2 line of defense More than enough capital to protect us from a stress event. Capitalization Risk and Finance Control and Management Department. Our liquidity should weather long periods of stress. Liquidity ▪ Risk appetite. ▪ Policies. ▪ Procedures. Credit concentration limits and enforcement of revenue Credit, Market and Business ▪ Dissemination of the risk diversification to ensure lower volatility in our results. culture in the business. Centered on controlling operational risk events that could have Operational risks an adverse impact on our strategy. rd 3 line of defense Internal Audit , linked to Deals with risks that could impact our brand value and reputation. Reputation the Board of Directors. 11 Corporativo | InternoItaú Unibanco Risk management Consolidated and tested policies, processes and systems. Our structure to Risk appetite manage risks 5 dimensions guide our decision making for many years, defining the level of the st risks acceptable to our organization. 1 line of defense Business Areas. nd 2 line of defense More than enough capital to protect us from a stress event. Capitalization Risk and Finance Control and Management Department. Our liquidity should weather long periods of stress. Liquidity ▪ Risk appetite. ▪ Policies. ▪ Procedures. Credit concentration limits and enforcement of revenue Credit, Market and Business ▪ Dissemination of the risk diversification to ensure lower volatility in our results. culture in the business. Centered on controlling operational risk events that could have Operational risks an adverse impact on our strategy. rd 3 line of defense Internal Audit , linked to Deals with risks that could impact our brand value and reputation. Reputation the Board of Directors. 11 Corporativo | Interno

Itaú Unibanco

Governance

Responsible for monitoring the crisis and its impacts, deliberations and institutional positioning.



- Executive Committee agenda
- Check Point of Executive Committee + 7
- Institutional Crisis Management Committee and Check Point of Risks
- Febraban and Retail War Rooms and Wholesale Committee
- People, Legal, Marketing, IT, CRM and Service channels War Rooms

Retail War Room
Monitoring and adjusting operations in real time.

Wholesale Committee
Consolidates the treasury, credit and ECM war rooms and monitors and adjusts their operations in real time.

Febraban* War Room
Coordination between banks and alignment with public authorities and regulators.

Institutional Crisis Management Committee

- Morning Calls.
- Operation monitoring.
- Decisions coordination.
- Risks and contingencies mitigation.

Check Point of Risks

- Closing day.
- Market, credit, liquidity and operational risks monitoring.

* Febraban is the Brazilian Federation of Banks.

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Itaú Unibanco

Risks and liquidity management

Measures that increased the System's liquidity

Regulatory changes implemented and respective impacts on the Financial System (in R$ billions)

Aditional Reserve Requirements release	68 bn
Agricultural Credit Bonds flexibilization	2.2 bn
Loan backed by guaranteed financial bills	670 bn
New Term Deposit with Special Guarantee	200 bn
Loan backed by debentures	91 bn
Aditional Reserve + Liquidity Coverage Ratio	135 bn
Repurchase operations of Brazilian sovereign bonds	50 bn
Reduction of the Conservation Additional of Main Capital	Before 2.5% Now 1.25%

at Itaú Unibanco

Liquidity

- Cash and liquidity on adequate levels at this critical moment.
- Short and long-term liquidity indicators aligned with the bank's risk appetite
- Positive flow of resources in Retail and Wholesale deposits

Capital

- Solid capital base
- Capital can absorb the most negative scenario: stress tests carried out constantly with pre-defined actions, if necessary.

Corporativo | Interno

13

Itaú Unibanco Operational risk and information security Even remotely, we maintained our corporate security standards. Secure remote environment Focus on monitoring operation risks Equipment and systems with the same corporate security level. Operational risks teams fully dedicated to manage our operation. Communication on risks and fraud Fraud prevention alerts, due to the expansion of the use of digital channels. 14 Corporativo | InternoItaú Unibanco Operational risk and information security Even remotely, we maintained our corporate security standards. Secure remote environment Focus on monitoring operation risks Equipment and systems with the same corporate security level. Operational risks teams fully dedicated to manage our operation. Communication on risks and fraud Fraud prevention alerts, due to the expansion of the use of digital channels. 14 Corporativo | Interno

Itaú Unibanco Credit risk Real-time monitoring Expected loss provisioning model Adopted since 2010 and reflects in our balance Of our client’s behaviour patterns and sheet the possibility of loss since the origination their credit quality. of the credit and updated according to changes in the macroeconomic conditions. Retail credit Credit Policies Daily monitoring of origination, credit quality Adjusted according to client profile and and collection performance. product type. 15 Corporativo | InternoItaú Unibanco Credit risk Real-time monitoring Expected loss provisioning model Adopted since 2010 and reflects in our balance Of our client’s behaviour patterns and sheet the possibility of loss since the origination their credit quality. of the credit and updated according to changes in the macroeconomic conditions. Retail credit Credit Policies Daily monitoring of origination, credit quality Adjusted according to client profile and and collection performance. product type. 15 Corporativo | Interno

Technology and operations André Sapoznik, Executive Vice-President, Operations & IT 16 Corporativo | InternoTechnology and operations André Sapoznik, Executive Vice-President, Operations & IT 16 Corporativo | Interno

Itaú Unibanco

Enabling remote work for most employees

All areas quickly adapted to this working model.

Remote work

Accesses via VPN (in thousands)


35.7
0,4
15-Mar
3-Apr

Capacity for 90 thousand
Accesses per day.

+ 1,526%
Calls

+ 1,383%
Meetings


Calls
Meetings
1-Mar
22-Mar

We enabled remote work for all Central Administration teams

That rely upon corporate systems.

Safe onboarding for new employees

Through a secure cloud solution without the need to go to the office.

Corporativo | Interno

17

Itaú Unibanco

Ensuring the well-being of our employees and service providers

Significant reduction in the circulation of people and adoption of measures to ensure a safe environment.

All employees over 60 years old, pregnant or at-risk group were exempted from face-to-face work.

Central administration

Drastic reduction in people's access to administration buildings.

-94% **in the average circulation.**

Interruption of non-essential services.

Adoption of secutity measures, such as onsite rotation schedules and 2-meter distance between workstations.

Contact centers

Reduced operations.

-25% **workforce.**

Layout adaptation
To meet hygiene and security recommendations.

Communication and encouragement to use digital channels and self-service.

Innovative solution:
+1600 operators
and supervisors working from home.

Vendors and service providers

Monitoring our main partners.

Communication of good practices for the 15 thousand active service providers, constant monitoring of the 350 most relevant and daily contact with the 100 most critical.

Design of a plan to ensure continuity of services.

Availability of equipment with bank security for our main suppliers that help in support and technology operations.

Remote work also for third-party operations.

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Corporativo | Interno

Itaú Unibanco Availability of digital channels for clients remains high Clients had fewer problems, despite the growing trend in the use of digital channels. Reduced time-to-market of new Digital channels solutions 12.9 New features to enable customers to fulfill 11.5 their needs remotely. Higher access 10.0 volume of 8.8 individuals (In millions) Mar-17 Mar-18 Mar-19 Mar-20 New digital Payment for Card PIN code service menu INSS pensioners recovery The availability of digital channels for cards. via Rede 24h. via app. 99.8% is at the highest level ever of the clients did not Mobile e internet Pessoas Físicas have any impact 99.8% on the main 99.0% functionalities. (March 2020) +70% of use. Check deposit Similar uptime figures in the Itaú app. on digital channels for 14 thousand commercial deposits/day. mar/20 Mar-20 customers. Jan-19 fev/20 mar/20 19 Corporativo | InternoItaú Unibanco Availability of digital channels for clients remains high Clients had fewer problems, despite the growing trend in the use of digital channels. Reduced time-to-market of new Digital channels solutions 12.9 New features to enable customers to fulfill 11.5 their needs remotely. Higher access 10.0 volume of 8.8 individuals (In millions) Mar-17 Mar-18 Mar-19 Mar-20 New digital Payment for Card PIN code service menu INSS pensioners recovery The availability of digital channels for cards. via Rede 24h. via app. 99.8% is at the highest level ever of the clients did not Mobile e internet Pessoas Físicas have any impact 99.8% on the main 99.0% functionalities. (March 2020) +70% of use. Check deposit Similar uptime figures in the Itaú app. on digital channels for 14 thousand commercial deposits/day. mar/20 Mar-20 customers. Jan-19 fev/20 mar/20 19 Corporativo | Interno

Retail Banking Marcio Schettini, General Director, Retail 20 Corporativo | InternoRetail Banking Marcio Schettini, General Director, Retail 20 Corporativo | Interno

Itaú Unibanco New dynamics in branches and platforms More service and less business. Brick-and- Opening hours Service mortar 9 am to 10 am 10 am to 2 pm Maximum of Weekly rotation Branches for retirees and for the general with half of the 10 clients INSS pensioners public employees in loco at a time Opening hours Service Digital All employees Branches 9 am to 6 pm are already qualified for New opening hours remote work Service Platform Companies 45% of platforms 90% of platforms are already qualified for will be qualified for remote working by remote work the end of this week. 21 Corporativo | InternoItaú Unibanco New dynamics in branches and platforms More service and less business. Brick-and- Opening hours Service mortar 9 am to 10 am 10 am to 2 pm Maximum of Weekly rotation Branches for retirees and for the general with half of the 10 clients INSS pensioners public employees in loco at a time Opening hours Service Digital All employees Branches 9 am to 6 pm are already qualified for New opening hours remote work Service Platform Companies 45% of platforms 90% of platforms are already qualified for will be qualified for remote working by remote work the end of this week. 21 Corporativo | Interno

Itaú Unibanco

Our clients have carried out more transactions through digital channels

The current crisis has increased the use of basic services through digital channels.

March 2020

~ 97%
of transfers
through our digital channels.

^ 49% clients
using WhatsApp
for questions about current account, credit, cards and renegotiation.

Wide range
of services and products.
to meet the real needs of our clients in this period.

Growth of the share of digital channels

Opening Accounts
(Mar-20 vs. Feb-20)
^ 32%

Time deposit and fixed income
(Mar-20 vs. Feb-20)
^ 47%

Working capital
(Mar-20 vs. Feb-20)
^ 34%

Personal loans
(Mar-20 vs. Feb-20)
^ 42%

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22

Itaú Unibanco Intense communication with clients in times of uncertainty Inform Serve Support Reassure Up-to-date information about Up-to-date information about Products and services suitable for Comfort the client by our service our digital channels services the current moment building a positive agenda 100% 100% 100% 14 hours of branches activated and of current account holders of compliant current account holders of experts analysis clientes being informed 23 Corporativo | InternoItaú Unibanco Intense communication with clients in times of uncertainty Inform Serve Support Reassure Up-to-date information about Up-to-date information about Products and services suitable for Comfort the client by our service our digital channels services the current moment building a positive agenda 100% 100% 100% 14 hours of branches activated and of current account holders of compliant current account holders of experts analysis clientes being informed 23 Corporativo | Interno

Itaú Unibanco

Initiatives to help and support individuals and companies

Itaú | products | services | help

for individuals

Credit

Renegotiation of non-overdue contracts

More than 300 thousand contracts for individuals and companies were already renegotiated.

Renegotiation

- Extended grace period.
- Renegotiation rate reduction.
- Payroll loans.

Fees

Extension and exemptions

- Fees and reward points.
- Credit card fees.

for companies

Credit

Grace period and renegotiation

- Emergency credit line for small companies payroll.
- BNDES* working capital for SMEs.
- Renegotiation of working capital contracts.

Fees

Acquiring initiatives

- Additional POS free of charge(for 60 days).
- Maintenance of discounts on current account packages.
- Maintenance of the best rate conditions of the contract.

rede ifood

Joining forces

Payment to restaurants in 7 days and additional POS free of charge.

* Brazilian National Development Bank.

Corporativo | Interno

24

Wholesale Banking Caio Ibrahim David, General Director, Wholesale 25 Corporativo | InternoWholesale Banking Caio Ibrahim David, General Director, Wholesale 25 Corporativo | Interno

Itaú Unibanco

Credit and liquidity to support our clients

Itaú BBA

Credit and liquidity initiatives

Corporate clients
~4X increase in credit origination, distributed in several economy sectors (vehicle manufacturers, clothing, petrochemical and chemical, food and beverage).

Institutional clients
Acquisition of financial assets from 40 clients.

Proactive support to clients
Postponing maturities of loans that expire in the coming months.

Exclusive renegotiation lines
Maintaining contracted guarantees.

Up to 90 days grace period
In the Middle Market for installment credits.

Payroll Financing (Middle Market)
Benefiting around 600 companies.

Credit Concentration

Diversified loan portfolio with low concentration.

Our largest credit concentration by sector represents 3.6% of total credit.

As of Dec 31, 2019	Risk (in R$ Bn)	% of credit
Largest Debtor	5.4	0.8%
10 Largest Debtors	29.3	4.5%
20 Largest Debtors	44.7	6.9%
50 Largest Debtors	72.0	11.1%
100 Largest Debtors	97.7	15.1%

Corporativo | Interno

26

Itaú Unibanco

Treasury, Wealth Management Services and Investment Banking

Treasury

In this moment of intense volatility, our operations are guided by well-defined policies and risk systems.


Stock market
120.000
100.000
80.000
60.000
40.000
20.000
Crise 2008:
IBOV: -59%
SP500 -
52%
IBOV
SP500
COVID-19:
IBOV: -44%
SP500 -32%
3.500
3.000
2.500
2.000
1.500
1.000
500
-
dez-07
dez-08
dez-09
nov-10
nov-11
nov-12
nov-13
nov-14
nov-15
out-16
out-17
out-18
out-19


Volatility
100
80
60
40
20
-
VIXBZ
VIXUS
100
80
60
40
20
-
dez-07
dez-08
dez-09
nov-10
nov-11
nov-12
nov-13
nov-14
nov-15
out-16
out-17
out-18
out-19

Wealth Management Services

Migration of equity to fixed income assets.

Itaú Asset Management Performance

Highlight for the positive performance of certain fixed income and multimarket funds in March.

Investment Banking

Absent capital markets due to high volatility.

Robust pipeline of high quality mandates

That should be resumed when market conditions improve.

Corporativo | Interno

27

Itaú Unibanco

Close communication with clients

Contents are benefiting private and institutional clients and the society in general.

Daily lives on social media

With experts from the bank, Itaú Asset, third parties (FoF) and Kinea managers.

995 thousand views

~6 thousand comments

~27 thousand new followers

Podcasts with external managers

Discussing the scenario and its impacts on investment funds, with more than 15 thousand participants.

Launch of the "Vision of leaders" series

Daily lives with the leaders of the most important sectors of the economy.

Virtual meetings

Since the beginning of the crisis 64 events on social networks were held, bringing together investors, politicians, companies and economists with more than 220 thousand views.

Corporativo | Interno

28

Itaú Unibanco

Latin America

Liquidity and capitalization levels compatible with each country needs.

Different levels of complexity

Colombia

- Total quarantine, with fine.
- Only essential services work.

Chile

- State of emergency and progressive quarantine with curfew.
- Borders and non-essential services are closed..
- The country with the highest volume of tests in the region.



Commercial policies and initiatives

are aligned with those that are being practiced in Brazil, taking into account local particularities.

Paraguay

- Total quarantine, with fine.

Uruguay

- Partial quarantine, with measures for risk groups.
- Government has encouraged voluntary quarantine
- Most non-essential services are closed.

Argentina

- Total quarantine, borders and non-essential services are closed.

Corporativo | Interno

29

Macroeconomic Scenario Mário Mesquita, Director, Macroeconomy & Research 30 Corporativo | InternoMacroeconomic Scenario Mário Mesquita, Director, Macroeconomy & Research 30 Corporativo | Interno

Itaú Unibanco Advance of the pandemic Number of deaths by new coronavirus 6000 5000 Spain 4000 Italy 3000 USA France 2000 United Kingdom Hubei 1000 Brazil Germany Korea, South 0 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 31 Corporativo | Interno Total deathsItaú Unibanco Advance of the pandemic Number of deaths by new coronavirus 6000 5000 Spain 4000 Italy 3000 USA France 2000 United Kingdom Hubei 1000 Brazil Germany Korea, South 0 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 31 Corporativo | Interno Total deaths

Itaú Unibanco Activity indicator th Brazil still uncertain, but we expect a gradual recovery of the economy from April 20 . Daily activity in Brazil 110 120 105 100 110 GDP drops 8.5% 95 100 in 1H20 90 90 85 80 80 75 70 70 60 65 50 60 55 40 50 30 45 20 40 13-Mar 20-Mar 27-Mar 3-Apr 10-Apr 17-Apr 24-Apr 1-May 8-May 15-May 13-Mar 20-Mar 27-Mar 3-Apr 10-Apr 17-Apr 24-Apr 1-May 8-May 15-May Brazil activity index Consumption of goods Brazil base scenario Consumption of services China benchmark Proxy of industrial electrical power 32 Corporativo | InternoItaú Unibanco Activity indicator th Brazil still uncertain, but we expect a gradual recovery of the economy from April 20 . Daily activity in Brazil 110 120 105 100 110 GDP drops 8.5% 95 100 in 1H20 90 90 85 80 80 75 70 70 60 65 50 60 55 40 50 30 45 20 40 13-Mar 20-Mar 27-Mar 3-Apr 10-Apr 17-Apr 24-Apr 1-May 8-May 15-May 13-Mar 20-Mar 27-Mar 3-Apr 10-Apr 17-Apr 24-Apr 1-May 8-May 15-May Brazil activity index Consumption of goods Brazil base scenario Consumption of services China benchmark Proxy of industrial electrical power 32 Corporativo | Interno

Itaú Unibanco 2020 GDP depends on the duration of the lockdown and recovery from 3Q Lockdown 3Q % recovery GDP END 1H20 25% 50% 75% 100% 04/14 -7.5% -4.3% -3.0% -1.7% -0.5% 04/21 -8.5% -4.6% -3.3% -2.0% -0.8% 04/28 -9.5% -5.0% -3.7% -2.4% -1.2% 05/05 -10.5% -5.3% -4.0% -2.7% -1.5% 05/12 -11.5% -5.7% -4.4% -3.1% -1.9% 05/19 -12.5% -6.0% -4.7% -3.4% -2.2% 05/26 -13.5% -6.4% -5.1% -3.8% -2.6% 33 Corporativo | InternoItaú Unibanco 2020 GDP depends on the duration of the lockdown and recovery from 3Q Lockdown 3Q % recovery GDP END 1H20 25% 50% 75% 100% 04/14 -7.5% -4.3% -3.0% -1.7% -0.5% 04/21 -8.5% -4.6% -3.3% -2.0% -0.8% 04/28 -9.5% -5.0% -3.7% -2.4% -1.2% 05/05 -10.5% -5.3% -4.0% -2.7% -1.5% 05/12 -11.5% -5.7% -4.4% -3.1% -1.9% 05/19 -12.5% -6.0% -4.7% -3.4% -2.2% 05/26 -13.5% -6.4% -5.1% -3.8% -2.6% 33 Corporativo | Interno

Final remarks Candido Bracher, CEO 34 Corporativo | InternoFinal remarks Candido Bracher, CEO 34 Corporativo | Interno

Itaú Unibanco Final Remarks Our substantial investments over the years in people development and technology, both on back-office and client facing activities, made our operations more resilient to deal with crisis.. Our robust governance and solid management of market, credit, liquidity, operational and capital risks allow us to fulfill our economic and social function. This is a moment to further reinforce our culture, our values and the corporate identity with our employees. We want to be part of the solution and we’re working hard towards it. We need to join forces so that everyone comes out of this crisis stronger than before. 35 Corporativo | InternoItaú Unibanco Final Remarks Our substantial investments over the years in people development and technology, both on back-office and client facing activities, made our operations more resilient to deal with crisis.. Our robust governance and solid management of market, credit, liquidity, operational and capital risks allow us to fulfill our economic and social function. This is a moment to further reinforce our culture, our values and the corporate identity with our employees. We want to be part of the solution and we’re working hard towards it. We need to join forces so that everyone comes out of this crisis stronger than before. 35 Corporativo | Interno

Thank you_ 36 Corporativo | InternoThank you_ 36 Corporativo | Interno